Exhibit 21.1

SUBSIDIARIES OF THE COMPANY

The following is a list of subsidiaries of the Company as of July 31, 2023, omitting subsidiaries which, considered in the aggregate, would not constitute a significant subsidiary.

State or Other Jurisdiction
of Incorporation or
Subsidiaries	Organization

Hartford Great Health Management (Shanghai) Ltd. (“HFSH”)	Shanghai, China